

**Kerry Group Services
International Ltd.**

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 969





07024973

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

04 July, 2007.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant
to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-
34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and
Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED

JUL 1 0 2007

THOMSON
FINANCIAl

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 315603

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,320,535 A Ordinary shares with voting rights.

The above figure (174,320,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

02/07/2007

END